Exhibit 16

September 3, 2004

Securities and Exchange Commission

Washington  D.C.  20549

Ladies and Gentlemen:

We were previously principal accountants for Nortech Systems Incorporated and Subsidiary (the Company) and, under the date of February 13, 2004, except as to note 4 which is as of March 9, 2004, we reported on the consolidated financial statements of the Company as of and for the years ended December 31, 2003 and 2002.  On August 31, 2004, we resigned.  We have read the Company’s statements included under Item 4 of its Form 8-K dated August 31, 2004, and we agree with such statements, except that we are not in a position to agree or disagree with the statement in paragraph 1 regarding the Company’s progress in appointing new principal accountants or with the fourth sentence in paragraph 4.

Very truly yours,

/s/ KPMG LLP